Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-133753 of Alltel Holding Corp. on Form S-1 of our report dated February 24, 2006 relating to the consolidated financial statements and financial statement schedule of Valor Communications Group, Inc. (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to a change in the Company’s method of accounting for conditional asset retirement obligations to conform to Financial Accounting Standards Board Interpretation No. 47), appearing in the Annual Report on From 10-K of Valor Communications Group, Inc. for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
May 18, 2006